N-SAR Item 77Q(3) Exhibit
Because the electronic format of filing Form N-SAR does not provide adequate space for responding to Items
72DD, 73A, 74U and 74V correctly, the correct answers are as follows:

Evergreen Diversified Capital Builder Fund

		72DD		73A		74U        	74V
		Dollar		Per Share	Shares
       	Distributions	Distributions	Outstanding	NAV

Class A	6,753,397	0.08		83,923,803	6.80
Class B	237,371	0.04		4,857,262	6.79
Class C	334,629	0.05		7,089,114	6.78
Class I	1,756,931	0.09		19,304,117	6.75